UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

SenoRx, Inc.
(Name of Issuer)
Shares of Common Stock, $0.001 par value
(Title of Class of Securities)
81724W104
(CUSIP Number)
Paragon Associates and Paragon Associates II Joint Venture
500 Crescent Court, Suite 260
Dallas, Texas 75201
Tel. No.: (214) 871-3700
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -

Eliot D. Raffkind
Akin, Gump, Strauss, Hauer & Feld, L.L.P.
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-2800

May 6, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81724W104

1	NAMES OF REPORTING PERSONS Paragon Associates and Paragon Associates II Joint Venture

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		140,993

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		140,993

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	140,993

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	81724W104

1	NAMES OF REPORTING PERSONS Bradbury Dyer III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		140,993

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		140,993

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	140,993

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.	81724W104
AMENDMENT NO. 1 TO SCHEDULE 13D
This Amendment No. 1 to Schedule 13D (this “Amendment”) is being filed on behalf of (i) Paragon Associates and Paragon Associates II Joint Venture, a joint venture (“Paragon JV”) formed by Paragon Associates, Ltd., a Texas limited partnership (“Paragon”) and Paragon Associates II, Ltd. a Texas limited partnership (“Paragon II”), and (ii) Bradbury Dyer III (“Mr. Dyer”, and together with Paragon JV, the “Reporting Persons”).
This Amendment relates to shares of common stock, $0.001 par value (the “Common Stock”) of SenoRx, Inc., a Delaware corporation (the “Issuer”) beneficially owned by Mr. Dyer for the account of Paragon JV on behalf of Paragon and Paragon II. Mr. Dyer, as the authorized agent to Paragon JV, controls the investment decisions of Paragon JV.
This Amendment modifies the original Schedule 13D (the “Original 13D”) filed on December 11, 2008, as set forth below:

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original 13D is hereby amended and restated as follows:
(a) As of May 6, 2010, Paragon JV beneficially owns 140,993 shares of Common Stock, which represents 0.8% of the Issuer’s outstanding shares of Common Stock. The percentage of ownership of the Reporting Persons, as reported in this Schedule 13D was calculated by dividing (i) 140,993 shares of Common Stock owned by Paragon JV, by (ii) 17,540,128 shares of Common Stock outstanding as of February 28, 2010 based upon the Form 10-K filed with the Securities and Exchange Commission on March 16, 2010. Mr. Dyer does not have direct beneficial ownership of the 140,993 shares of the Issuer’s Common Stock; however, Mr. Dyer, as sole general partner of Paragon I and Paragon II, and as agent for Paragon JV, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3, to have shared beneficial ownership of such shares.
(b) Paragon JV has the sole power to vote and dispose of the 140,993 shares of Common Stock it holds; and Mr. Dyer, as the authorized agent of Paragon JV, has the shared power to vote and dispose of the 140,993 shares of Common Stock held by Paragon JV.
(c) Transactions in the Issuer’s securities by the Reporting Persons during the last sixty days are listed in Annex A attached hereto. All transactions were open market transactions.
(d) Not Applicable.
(e) This Amendment is being filed to report that the Reporting Persons ceased to be the beneficial owners of more than five percent of the Issuer’s Common Stock on May 6, 2010.
[Remainder of the Page Intentionally Left Blank]

CUSIP No.	81724W104
SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 6, 2010	PARAGON ASSOCIATES AND PARAGON ASSOCIATES II JOINT VENTURE
	By:	/s/ Bradbury Dyer III
		Name:	Bradbury Dyer III
		Title:	Authorized Agent

BRADBURY DYER III
	By:	/s/ Bradbury Dyer III

Annex A

	Number of Shares of
	Common Stock
Transaction Date	Purchased/(Sold)	Price Per Share (US$)
4/21/2010	(75,000)	$9.98
4/23/2010	(894)	$9.96
4/26/2010	(2,174)	$9.99
4/27/2010	(12,300)	$10.01
4/28/2010	(300)	$9.93
4/29/2010	(1,500)	$9.93
4/30/2010	(100)	$9.78
5/3/2010	(5,919)	$9.93
5/6/2010	(800,000)	$10.82